

Mailstop 3233

May 24, 2016

Via E-mail
Mr. Hisham A. Kader
Chief Financial Officer
W.P. Carey, Inc.
50 Rockefeller Plaza
New York, New York 10020

> **Re: W.P. Carey, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 001-13779**

Dear Mr. Kader:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Property Level Contribution, page 49

1.   Please tell us whether your measures of Property Level Contribution and Segment Net Operating Income meet the definition of non-GAAP measures in accordance with Item 10(e) of Regulation S-K and provide us with the basis for your conclusions. To the extent you determine that these measures are non-GAAP measures, please explain to us how you have met all of the disclosure requirements of Item 10(e) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows

Supplemental Non-Cash Investing and Financing Activities, page 83

2.   Please tell us, and disclose in future filings, the qualitative factors that make up the goodwill acquired in the CPA 16 transaction. Reference is made to ASC Topic 805-30-50-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun, Staff Accountant at 202-551-3581 or the undersigned at 202-551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and
Commodities